Exhibit 99.1

FOR IMMEDIATE RELEASE

Hollysys Automation Technologies Reports Unaudited

Financial Results for the Fiscal year and the Fourth Quarter Ended June 30, 2019

Fiscal Year 2019 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $126.2 million, an increase of 15.9% compared to the prior year.
•	Total revenues were $570.3 million, an increase of 5.5% compared to the prior year.
•	Non-GAAP gross margin was at 37.1%, compared to 38.2% for the prior year.
•	Non-GAAP diluted EPS was $2.07, an increase of 16.3% compared to the prior year.
•	Net cash provided by operating activities was $100.5 million for the fiscal year 2019.
•	DSO of 180 days, compared to 174 days for the prior year.
•	Inventory turnover days of 55 days, compared to 58 days for the prior year.

Fourth Quarter of Fiscal Year 2019 Financial Highlights

•	Non-GAAP net income attributable to Hollysys was $25.7 million, a decrease of 10.1% compared to the comparable prior year period.
•	Total revenues were $157.0 million, an increase of 6.6% compared to the comparable prior year period.
•	Non-GAAP gross margin was at 34.0%, compared to 39.6% for the comparable prior year period.
•	Non-GAAP diluted EPS was $0.42, a decrease of 8.7% compared to the comparable prior year period.
•	Net cash provided by operating activities was $13.8 million for the current quarter.
•	DSO of 160 days, compared to 166 days for the comparable prior year period.
•	Inventory turnover days of 42 days, compared to 59 days for the comparable prior year period.

Beijing, China – August 14, 2019 – Hollysys Automation Technologies Ltd. (NASDAQ: HOLI) ("Hollysys" or the "Company"), a leading provider of automation and control technologies and applications in China, today announced its unaudited financial results for fiscal year 2019 and the fourth quarter ended June 30, 2019 (see attached tables). The management of Hollysys, stated:

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August 14, 2019

IA business finished the fiscal year with revenue and contract at $233.8 million and $291.3 million, achieving 4.0% and 2.5% YOY growth respectively. For the quarter, revenue and new contract were $66.6 million and $83.9 million, representing 4.0% and 0.9% YOY growth respectively. We continued our effort in market penetration and addressing the demand from current customer base. Within high-end coal fire market, we signed contracts to provide DEH (Digital Electric Hydraulic Control System) to Guohua Jinjie 2*660MW and Huaneng Shengli 2*660MW power stations. Despite slowdown in coal fire, we continued to explore opportunities in new energy, and managed to maintain our leading position, especially in garbage power. In the chemical and petrochemical industries, we have optimized our team to facilitate market penetration and comprehensive solution offering in different sub-verticals. Meanwhile, our milestone Zhong’an coal-chemical project is approaching its completion. We provided in total over 70,000 DCS control points and the execution of the project last for more than two years. Our capability has been highly praised by our client and we believe this project will help build up our reputation as a competitive solution provider for large-size projects and high-end clients in the industry. The momentum of after-sales services continued, driven by the demand from rebuilding and upgrade. We are also improving internal coordination when connecting with our customer base. Through visiting our clients in a team of members from different product divisions, we hope to create better engagement and explore the opportunities of cross-selling. Furthermore, we are actively promoting our smart plant initiatives through direct communication with key potential clients as well as open marketing activities involving clients, governments and other industry players.

Rail business finished the fiscal year with revenue and contract at $208.9 million and $340.3 million, recording 9.6% and 37.7% YOY growth respectively. For the last quarter, revenue and contract were $48.3 million and $60.8 million, representing 19.6% and 4.6% YOY growth respectively. We signed several contracts to provide ATP advanced maintenance to local railway bureaus. Going forward and given a visible long-term railway construction plan, we will continue to adhere to the diversity strategy for stable and healthy growth and to improve our local service network for more value-adding and differentiated services. With urbanization as an ongoing process, we will keep leveraging our strong R&D capacity and prepare for the application of various types of railway transportation systems in the future.

In our overseas business, M&E finished the fiscal year with revenue and contract at $127.6 million and $93.4 million, recording 1.8% YOY growth and 9.1% YOY decrease respectively. For the quarter, revenue and contract were $42.1 million and $25.2 million, representing 1.7% and 37.0% YOY decrease. Given the macro economy in Southeast Asia and the Middle East, risk control remains to be the key focus of our M&E business. Going forward, we will continue our effort in developing partnership with key EPC players, and strengthening localization in manufacture, marketing and services.

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Fiscal year and the Fourth Quarter Ended June 30, 2019 Unaudited Financial Results Summary

To facilitate a clear understanding of Hollysys’ operational results, a summary of unaudited non-GAAP financial results is shown as below:

(In USD thousands, except for number of shares and per share data)

	Fiscal year ended			Three months ended
	Jun 30, 2019	Jun 30, 2018	% Change	Jun 30, 2019	Jun 30, 2018	% Change

Revenues	$570,341	540,768	5.5%	$156,991	147,239	6.6%
Integrated contract revenue	$467,371	466,461	0.2%	$132,753	131,616	0.6%
Products sales	$33,102	40,233	(17.7)%	$5,958	11,149	(46.6)%
Service rendered	$69,868	34,074	105.0%	$18,280	4,474	308.6%
Cost of revenues	$358,864	334,290	7.4%	$103,645	88,890	16.6%
Gross profit	$211,477	206,478	2.4%	$53,346	58,349	(8.6)%
Total operating expenses	$87,302	84,429	3.4%	$31,408	25,459	23.4%
Selling	$28,926	27,158	6.5%	$6,883	6,515	5.6%
General and administrative	$40,463	45,116	(10.3)%	$11,524	14,365	(19.8)%
Goodwill impairment charge	$11,623	-	100%	$11,623	-	100%
Research and development	$37,025	36,605	1.1%	$9,200	8,630	6.6%
VAT refunds and government subsidies	$(30,735)	(24,450)	25.7%	$(7,822)	(4,051)	93.1%
Income from operations	$124,175	122,049	1.7%	$21,938	32,890	(33.3)%
Other income, net	$8,824	4,274	106.5%	$1,139	1,212	(6.0)%
Foreign exchange (loss) gain	$(1,161)	(1,099)	5.6%	$2	882	(99.8)%
Share of net income (loss) of equity investees	$404	(1,571)	(125.7)%	$1,576	(4,038)	(139.0)%
Dividend income from investment securities	1,112	1,093	1.7%	$-	-	-
Interest income	$11,839	7,318	61.8%	$2,863	2,275	25.8%
Interest expenses	$(575)	(692)	(16.9)%	$(204)	116	(275.9)%
Income tax expenses	$18,184	22,205	(18.1)%	$1,471	4,621	(68.2)%
Net income attributable to non-controlling interests	$278	276	0.7%	$145	115	26.1%
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$126,156	108,891	15.9%	$25,698	28,601	(10.1)%
Non-GAAP basic EPS	$2.09	1.80	16.1%	$0.43	0.47	(8.5)%
Non-GAAP diluted EPS	$2.07	1.78	16.3%	$0.42	0.46	(8.7)%

Share-based compensation expenses	$238	1,207	(80.3)%	$37	625	(94.1)%
Amortization of acquired intangible assets	$311	598	(48.0)%	$77	321	(76.0)%
Fair value adjustments of a bifurcated derivative	$346	(75)	(561.3)%	$326	(75)	(534.7)%
GAAP Net income attributable to Hollysys Automation Technologies Ltd.	$125,261	107,161	16.9%	$25,258	27,730	(8.9)%
GAAP basic EPS	$2.07	1.77	16.9%	$0.42	0.46	(8.7)%
GAAP diluted EPS	$2.05	1.75	17.1%	$0.42	0.45	(6.7)%

Basic weighted average common shares outstanding	60,456,524	60,434,019	0.0%	60,465,005	60,442,504	0.0%
Diluted weighted average common shares outstanding	61,273,884	61,248,565	0.0%	61,278,773	61,277,059	0.0%

Operational Results Analysis for the Fiscal year Ended June 30, 2019

Comparing to the prior fiscal year, the total revenues for fiscal year 2019 increased from $540.8 million to $570.3 million, representing an increase of 5.5%. Broken down by the revenue types, integrated contracts revenue increased by 0.2% to $467.4 million, products sales revenue decreased by 17.7% to $33.1 million, and services revenue increased by 105.0% to $69.9 million.

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The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)

	Fiscal year ended Jun 30,
	2019		2018
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	233,798	41.0%	224,793	41.5%
Rail Transportation Automation	208,917	36.6%	190,645	35.3%
Mechanical and Electrical Solution	127,626	22.4%	125,330	23.2%
Total	570,341	100.0%	540,768	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 37.1% for fiscal year 2019, as compared to 38.2% for the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 30.4%, 77.1% and 62.7% for fiscal year 2019, as compared to 32.8%, 73.2% and 71.0% for the prior year, respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margins. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 37.0% for fiscal year 2019, as compared to 38.1% for the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 30.4%, 77.1% and 62.7% for fiscal year 2019, as compared to 32.6%, 73.2% and 71.0% for the prior year, respectively.

Selling expenses were $28.9 million for fiscal year 2019, representing an increase of $1.8 million or 6.5% compared to $27.2 million for the prior year. Presented as a percentage of total revenues, selling expenses were 5.1% and 5.0% for fiscal year 2019, and 2018, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $40.5 million for fiscal year 2019, representing a decrease of $4.7 million or 10.3% compared to $45.1 million for the prior year, which was primarily due to decrease of bad debt allowance. Presented as a percentage of total revenues, non-GAAP G&A expenses were 7.1% and 8.3% for fiscal year 2019 and 2018, respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $40.7 million and $46.3 million for fiscal year 2019 and 2018, respectively.

Goodwill impairment charge was $11.6 million for fiscal year 2019. Taking into consideration the macro environment and other relevant factors, Concord expects future lower profit resulting from increased competition and decrease in market demand.

Research and development expenses were $37.0 million for fiscal 2019, representing an increase of $0.4 million or 1.1% compared to $36.6 million for the prior year. Presented as a percentage of total revenues, R&D expenses were 6.5% and 6.8% for fiscal year 2019 and 2018, respectively.

The VAT refunds and government subsidies were $30.7 million for fiscal year 2019, as compared to $24.5 million for the prior year, representing a $6.3 million or 25.7% increase, which was primarily due to an increase of the VAT refunds.

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The income tax expenses and the effective tax rate were $18.2 million and 12.7% for fiscal year 2019, as compared to $22.2 million and 17.1% for the prior year. The effective tax rate fluctuation was mainly due to the different pre-tax income mix with different tax rates, as the Company’s subsidiaries are subject to different tax rates in various jurisdictions.

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses calculated based on the grant-date fair value of shares or options granted, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative, was $126.2 million or $2.07 per diluted share based on 61.3 million diluted weighted average common shares outstanding for fiscal year 2019. This represents a 15.9% increase over $108.9 million or $1.78 per share based on 61.2 diluted weighted average common million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $125.3 million or $2.05 per diluted share representing an increase of 16.9% over $107.2 million or $1.75 per diluted share reported in the comparable prior year period.

Operational Results Analysis for the Fourth Quarter Ended June 30, 2019

Comparing to the fourth quarter of the prior fiscal year, the total revenues for the three months ended June 30, 2019 increased from $147.2 million to $157.0 million, representing an increase of 6.6%. Broken down by the revenue types, integrated contracts revenue increased by 0.9% to $132.8 million, products sales revenue decreased by 46.6% to $6.0 million, and services revenue increased by 308.6% to $18.3 million.

The Company’s total revenues can also be presented in segments as shown in the following chart:

(In USD thousands)

	Three months ended Jun 30,
	2019		2018
	$	% to Total Revenue	$	% to Total Revenue
Industrial Automation	66,557	42.4%	64,013	43.5%
Rail Transportation Automation	48,288	30.8%	40,368	27.4%
Mechanical and Electrical Solution	42,146	26.8%	42,858	29.1%
Total	156,991	100.0%	147,239	100.0%

Overall gross margin excluding non-cash amortization of acquired intangibles (non-GAAP gross margin) was 34.0% for the three months ended June 30, 2019, as compared to 39.6% for the same period of the prior year. The non-GAAP gross margin for integrated contracts, product sales, and services rendered were 29.9%, 66.3% and 52.9% for the three months ended June 30, 2019, as compared to 35.7%, 72.4% and 73.2% for the same period of the prior year, respectively. The gross margin fluctuation was mainly due to the different revenue mix with different margins. The GAAP overall gross margin which includes non-cash amortization of acquired intangibles was 33.9% for the three months ended June 30, 2019, as compared to 39.4% for the same period of the prior year. The GAAP gross margin for integrated contracts, product sales, and service rendered were 29.9%, 66.3% and 52.9% for the three months ended June 30, 2019, as compared to 35.5%, 72.4% and 73.2% for the same period of the prior year, respectively.

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Selling expenses were $6.9 million for the three months ended June 30, 2019, representing an increase of $0.4 million or 5.6% compared to $6.5 million for the same quarter of the prior year. Presented as a percentage of total revenues, selling expenses were 4.4% and 4.4% for the three months ended June 30, 2019, and 2018, respectively.

General and administrative expenses, excluding non-cash share-based compensation expenses (non-GAAP G&A expenses), were $11.5 million for the quarter ended June 30, 2019, representing a decrease of $2.8 million or 19.8% compared to $14.4 million for the same quarter of the prior year, which was primarily due to decrease of bad debt allowance. Presented as a percentage of total revenues, non-GAAP G&A expenses were 7.3% and 9.8% for quarters ended June 30, 2019 and 2018, respectively. The GAAP G&A expenses which include the non-cash share-based compensation expenses were $11.6 million and $15.0 million for the three months ended June 30, 2019 and 2018, respectively.

Research and development expenses were $9.2 million for the three months ended June 30, 2019, representing an increase of $0.6 million or 6.6% compared to $8.6 million for the same quarter of the prior year. Presented as a percentage of total revenues, R&D expenses were 5.9% and 5.9% for the quarter ended June 30, 2019 and 2018, respectively.

The VAT refunds and government subsidies were $7.8 million for three months ended June 30, 2019, as compared to $4.1 million for the same period in the prior year, representing a $3.8 million or 93.1% increase, which was primarily due to an increase of the VAT refunds.

The income tax expenses and the effective tax rate were $1.5 million and 5.5% for the three months ended June 30, 2019, as compared to $4.6 million and 14.2% for comparable prior year period. The effective tax rate fluctuation was mainly due to the different pre-tax income mix with different tax rates, as the Company’s subsidiaries are subject to different tax rates in various jurisdictions.

The non-GAAP net income attributable to Hollysys, which excludes the non-cash share-based compensation expenses calculated based on the grant-date fair value of shares or options granted, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative, was $25.7 million or $0.42 per diluted share based on 61.3 million diluted weighted average common shares outstanding for the three months ended June 30, 2019. This represents a 10.1% decrease over $28.6 million or $0.46 per share based on 61.3 diluted weighted average common million shares outstanding reported in the comparable prior year period. On a GAAP basis, net income attributable to Hollysys was $25.3 million or $0.42 per diluted share representing a decrease of 8.9% over $27.7 million or $0.45 per diluted share reported in the comparable prior year period.

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Contracts and Backlog Highlights

Hollysys achieved $169.8 million of new contracts for the three months ended June 30, 2019. The backlog as of June 30, 2019 was $594.2 million. The detailed breakdown of the new contracts and backlog by segments is shown below:

(In USD thousands)

	New contracts achieved		New contracts achieved		Backlog
	for the fiscal year ended Jun 30, 2019		for the three months ended Jun 30, 2019		as of Jun 30, 2019
	$	% to Total Contract	$	% to Total Contract	$	% to Total Backlog
Industrial Automation	291,259	40.2%	83,853	49.4%	191,026	32.1%
Rail Transportation	340,300	46.9%	60,803	35.8%	326,523	55.0%
Mechanical and Electrical Solutions	93,349	12.9%	25,174	14.8%	76,624	12.9%
Total	724,908	100.0%	169,830	100.0%	594,173	100.0%

Cash Flow Highlights

For the fiscal year ended June 30, 2019, the total net cash inflow was $71.1 million. The net cash provided by operating activities was $100.5 million. The net cash used in investing activities was $9.9 million, mainly consisted of $10.6 million purchases of property, plant and equipment and prepaid land leases, and $256.3 million time deposits placed with banks, which was partially offset by $245.9 million maturity of time deposits, $8.9 million dividends received in excess of cumulative equity in earnings from an equity investee, and $4.5 million advance from a shareholder of an equity method investee. The net cash used in financing activities was $10.2 million, mainly consisted of $10.9 million payment of dividends, and $6.9 million repayments of short-term bank loans, which were partially offset by $5.9 million proceeds from short-term bank loans, and $1.5 million cash injected by noncontrolling interests.

For the three months ended June 30, 2019, the total net cash inflow was $81.9 million. The net cash provided by operating activities was $13.8 million. The net cash provided by investing activities was $73.1 million, mainly consisted of $70.3 million maturity of time deposits, $8.9 million dividends received in excess of cumulative equity in earnings from an equity investee, and $4.5 million advance from a shareholder of an equity method investee, which was partially offset by $5.2 million purchases of property, plant and equipment and prepaid land leases, and $5.6 million time deposits placed with banks. The net cash provided by financing activities was $1.2 million, mainly consisted of $1.5 million cash injected by noncontrolling interests, and $1.0 million proceeds from short-term bank loans, which were partially offset by $1.4 million repayments of short-term bank loans.

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Balance Sheet Highlights

The total amount of cash and cash equivalents were $332.5 million, $253.4 million, and $265.7 million as of June 30, 2019, March 31, 2019 and June 30, 2018, respectively.

For fiscal year ended June 30, 2019, Days Sales Outstanding (“DSO”) was 180 days, as compared to 174 days from the prior year; and inventory turnover was 55 days, as compared to 58 days from the prior year.

For the three months ended June 30, 2019, DSO was 160 days, as compared to 166 days for the comparable prior year period and 193 days for the last quarter; and inventory turnover was 42 days, as compared to 59 days for the comparable prior year period and 50 days for the last quarter.

Conference Call

The Company will host a conference call at 9:00 pm August 14, 2019 U.S. Eastern Time / 9:00 am August 15, 2019 Beijing Time, to discuss the financial results for fiscal year 2019 and the fourth quarter ended June 30, 2019 and business outlook.

To participate, please call the following numbers ten minutes before the scheduled start of the call. The conference call identification number is 2099053.

Standard International Dial-In Number:	+65 67135090

Participant Local Dial-In Numbers:
Australia, Sydney	+61 290833212
China, Domestic	4006208038
China, Domestic Landline only	8008190121
China, Hong Kong	+852 30186771
Japan, Tokyo	+81 345036012
Korea (South), Seoul	+82 27395177
China, Taiwan	+886 255723895
United Kingdom, London	+44 2036214779
United States, New York	+1 8456750437

Participant ITFS Dial-In Numbers:
Australia,	1800411623
Australia,	1300717205
Belgium	080071900
Canada	18663861016
France	0800912761
Germany	08001820671
China, Hong Kong	800906601
India	18002666846
Indonesia, PT Indosat access	0018030179156
Indonesia, PT Telkom access	0078030179156
Italy	800874737
Japan	0120925376
Korea (South), Domestic	0808500474
Malaysia	1800820152
Netherlands	08000221931
New Zealand	0800880084
Norway	80010719
Philippines	180016120306
Switzerland	0800561006
China, Taiwan	0809091568
Thailand	001800656772
United Kingdom	08082346646
United States	18665194004

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In addition, a recording of the conference call will be accessible within 48 hours via Hollysys' website at:  http://hollysys.investorroom.com

About Hollysys Automation Technologies Ltd. (NASDAQ: HOLI)

Hollysys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, Hollysys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. Hollysys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, Hollysys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, Hollysys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, Hollysys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. As of March 2019, Hollysys had cumulatively carried out more than 25,000 projects for approximately 15,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which Hollysys has established leading market positions.

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SAFE HARBOUR:

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of Hollysys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Hollysys Automation Technologies Ltd.

www.hollysys.com

+8610-58981386

investors@hollysys.com

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August 14, 2019

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In USD thousands except for number of shares and per share data)

	Three months ended Jun 30,		Fiscal year ended Jun 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Integrated contract revenue	$132,753	$131,616	$467,371	$466,461
Products sales	5,958	11,149	33,102	40,233
Revenue from services	18,280	4,474	69,868	34,074
Total net revenues	156,991	147,239	570,341	540,768

Cost of integrated contracts	93,112	84,938	325,523	314,233
Cost of products sold	2,005	3,074	7,571	10,770
Costs of services rendered	8,605	1,199	26,081	9,885
Gross profit	53,269	58,028	211,166	205,880

Operating expenses
Selling	6,883	6,515	28,926	27,158
General and administrative	11,561	14,990	40,701	46,323
Goodwill impairment charge	11,623	-	11,623	-
Research and development	9,200	8,630	37,025	36,605
VAT refunds and government subsidies	(7,822)	(4,051)	(30,735)	(24,450)
Total operating expenses	31,445	26,084	87,540	85,636

Income from operations	21,824	31,944	123,626	120,244

Other income, net	813	1,287	8,478	4,349
Foreign exchange gain (loss)	2	882	(1,161)	(1,099)
Share of net income (loss) of equity investees	1,576	(4,038)	404	(1,571)
Dividend income from investment securities	-	-	1,112	1,093
Interest income	2,863	2,275	11,839	7,318
Interest expenses	(204)	116	(575)	(692)
Income before income taxes	26,874	32,466	143,723	129,642

Income taxes expenses	1,471	4,621	18,184	22,205
Net income	25,403	27,845	125,539	107,437

Net income attributable to non-controlling interests	145	115	278	276
Net income attributable to Hollysys Automation Technologies Ltd.	$25,258	$27,730	$125,261	$107,161

Other comprehensive income (loss), net of tax of nil
Translation adjustments	(19,998)	(45,644)	(31,602)	17,410
Comprehensive income	5,405	(17,799)	93,937	124,847

Less: comprehensive income attributable to non-controlling interests	145	116	17	280
Comprehensive income (loss) attributable to Hollysys Automation Technologies Ltd.	$5,260	$(17,915)	$93,920	$124,567

Net income per ordinary share:
Basic	0.42	0.46	2.07	1.77
Diluted	0.42	0.45	2.05	1.75

Shares used in income per ordinary share computation:
Weighted average number of ordinary shares	60,465,005	60,442,504	60,456,524	60,434,019
Weighted average number of diluted ordinary shares	61,278,773	61,277,059	61,273,884	61,248,565

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August 14, 2019

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS
(In USD thousands except for number of shares and per share data)

	Jun 30,	Mar 31,
	2019	2019
	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$332,509	$253,388
Time deposits with maturities over three months	145,139	212,997
Restricted cash	22,260	18,931
Accounts receivable, net of allowance for doubtful accounts of $47,162 and $46,177 as of June 30, 2019 and March 31, 2019, respectively	282,594	242,195
Costs and estimated earnings in excess of billings, net of allowance for doubtful accounts of $6,981 and $8,024 as of June 30, 2019 and March 31, 2019, respectively	197,955	226,896
Accounts receivable retention	5,468	4,329
Other receivables, net of allowance for doubtful accounts of $4,879 and $4,741 as of June 30, 2019 and March 31, 2019, respectively	27,109	21,119
Advances to suppliers	12,901	11,262
Amounts due from related parties	36,295	38,182
Inventories	42,983	45,278
Prepaid expenses	644	927
Income tax recoverable	3,621	283
Total current assets	1,109,478	1,075,787

Non-current assets
Restricted cash	3,618	4,156
Accounts receivable retention	6,390	17,090
Prepaid expenses	2	4
Property, plant and equipment, net	76,006	80,002
Prepaid land leases	16,599	9,910
Intangible assets, net	1,383	1,492
Investments in equity investees	40,386	47,421
Investment securities	4,776	4,879
Goodwill	37,054	48,671
Deferred tax assets	13,331	12,584
Total non-current assets	199,545	226,209
Total assets	1,309,023	1,301,996

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Derivative financial liability	758	432
Short-term bank loans	1,909	2,033
Current portion of long-term loans	20,310	20,297
Accounts payable	110,384	116,276
Construction cost payable	94	-
Deferred revenue	141,385	137,840
Accrued payroll and related expenses	14,512	11,794
Income tax payable	2,541	4,259
Warranty liabilities	9,085	5,409
Other tax payables	665	13,951
Accrued liabilities	32,229	21,689
Amounts due to related parties	5,395	4,982
Total current liabilities	339,267	338,962

Non-current liabilities
Accrued liabilities	3,530	6,000
Long-term loans	978	914
Deferred tax liabilities	11,779	11,284
Warranty liabilities	6,309	2,536
Total non-current liabilities	22,596	20,734
Total liabilities	361,863	359,696

Commitments and contingencies	-	-

Stockholders’ equity:
Ordinary shares, par value $0.001 per share, 100,000,000 shares authorized; 60,342,099 shares issued and outstanding as of June 30, 2019 and March 31, 2019	60	60
Additional paid-in capital	223,635	223,597
Statutory reserves	48,698	48,706
Retained earnings *	708,515	686,561
Accumulated other comprehensive income	(35,522)	(16,796)
Total Hollysys Automation Technologies Ltd. stockholder’s equity	945,386	942,128
Non-controlling interests	1,774	172
Total equity	947,160	942,300

Total liabilities and equity	$1,309,023	$1,301,996

* The adoption of ASC 606 commenced on July 1, 2018 had a one-off effect on the beginning of balance sheet accounts.

Hollysys Automation Technologies Ltd	Page 13
August 14, 2019

HOLLYSYS AUTOMATION TECHNOLOGIES LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In USD thousands).

	Three months ended	Fiscal year ended
	Jun 30, 2019	Jun 30, 2019
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income	$25,403	$125,539
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,959	7,879
Amortization of prepaid land leases	66	264
Amortization of intangible assets	77	311
Allowance for doubtful accounts	1,555	2,119
(Gain) loss on disposal of long-lived assets	(30)	13
Goodwill impairment charge	11,623	11,623
Share of net gain from equity investees	(1,576)	(404)
Share-based compensation expenses	37	238
Deferred income tax expenses	(3,697)	(6,197)
Accretion of convertible bond	57	230
Fair value adjustments of a bifurcated derivative	326	346
Gains on deconsolidation of a subsidiary	-	(5,768)
Dividends received from an equity investee	(1,663)	3,865
Changes in operating assets and liabilities:
Accounts receivable	(37,485)	(33,782)
Costs and estimated earnings in excess of billings	25,150	(2,757)
Inventories	1,333	(3,773)
Advances to suppliers	(1,862)	(5,357)
Other receivables	(6,340)	2,647
Deposits and other assets	281	62
Due from related parties	1,103	6,600
Accounts payable	(4,268)	(14,027)
Deferred revenue	6,310	10,836
Accruals and other payables	13,149	11,488
Due to related parties	526	(1,494)
Income tax payable	(5,069)	1,740
Other tax payables	(13,159)	(11,720)
Net cash provided by operating activities	13,806	100,521

Cash flows from investing activities:
Time deposits placed with banks	(5,611)	(256,328)
Purchases of property, plant and equipment	(1,587)	(3,488)
Prepaid land leases	(3,575)	(7,099)
Proceeds from disposal of property, plant and equipment	44	301
Maturity of time deposits	70,331	245,880
Advance from a shareholder of an equity method investee	4,544	4,544
Investment securities	-	(740)
Cash reduced upon deconsolidation of subsidiary	-	(1,878)
Dividends received in excess of cumulative equity in earnings from an equity investee	8,920	8,920
Net cash provided by (used in) investing activities	73,066	(9,888)

Cash flows from financing activities:
Proceeds from short-term bank loans	981	5,908
Repayments of short-term bank loans	(1,403)	(6,875)
Proceeds from long-term bank loans	256	730
Repayments of long-term bank loans	(109)	(512)
Cash injected by noncontrolling interests	1,456	1,456
Payment of dividends	-	(10,862)
Net cash provided by (used in) financing activities	1,181	(10,155)

Effect of foreign exchange rate changes	(6,141)	(9,400)
Net decrease increase in cash, cash equivalents and restricted cash	$81,912	71,078

Cash, cash equivalents and restricted cash, beginning of period	$276,475	287,309
Cash, cash equivalents and restricted cash, end of period	358,387	358,387

Hollysys Automation Technologies Ltd	Page 14
August 14, 2019

Non-GAAP Measures

In evaluating our results, the non-GAAP measures of “Non-GAAP cost of integrated contracts”, “Non-GAAP general and administrative expenses”, “Non-GAAP other income, net”, “Non-GAAP net income attributable to Hollysys Automation Technologies Ltd. stockholders”, “Non-GAAP basic earnings per share”, and “Non-GAAP diluted earnings per share” serve as additional indicators of our operating performance and not as a replacement for other measures in accordance with U.S. GAAP. We believe these non-GAAP measures are useful to investors, as they exclude the non-cash share-based compensation expenses, which is calculated based on the number of shares or options granted and the fair value as of the grant date, amortization of acquired intangible assets, and fair value adjustments of a bifurcated derivative. They will not result in any cash inflows or outflows. We believe that using non-GAAP measures help our shareholders to have a better understanding of our operating results and growth prospects. In addition, given the business nature of the Company, it has been a common practice for investors to use such non-GAAP measures to evaluate the Company.

The following table provides a reconciliation of U.S. GAAP measures to the non-GAAP measures for the periods indicated:

(In USD thousands, except for number of shares and per share data)

	Three months ended		Fiscal year ended
	Jun 30,		Jun 30,
	2019	2018	2019	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of integrated contracts	$93,112	$84,938	$325,523	$314,233
Less: Amortization of acquired intangible assets	77	321	311	598
Non-GAAP cost of integrated contracts	$93,035	$84,617	$325,212	$313,635

General and administrative expenses	$11,561	$14,990	$40,701	$46,323
Less: Share-based compensation expenses	37	625	238	1,207
Non-GAAP general and administrative expenses	$11,524	$14,365	$40,463	$45,116

Other income, net	$813	$1,287	$8,478	$4,349
Add: Fair value adjustments of a bifurcated derivative	326	(75)	346	(75)
Non-GAAP other income, net	$1,139	$1,212	$8,824	$4,274

Net income attributable to Hollysys Automation Technologies Ltd.	$25,258	$27,730	$125,261	$107,161
Add:
Share-based compensation expenses	37	625	238	1,207
Amortization of acquired intangible assets	77	321	311	598
Fair value adjustments of a bifurcated derivative	326	(75)	346	(75)
Non-GAAP net income attributable to Hollysys Automation Technologies Ltd.	$25,698	$28,601	$126,156	$108,891

Weighted average number of basic ordinary shares	60,465,005	60,442,504	60,456,524	60,434,019
Weighted average number of diluted ordinary shares	61,278,773	61,277,059	61,273,884	61,248,565
Non-GAAP basic earnings per share	$0.43	$0.47	$2.09	$1.80
Non-GAAP diluted earnings per share	$0.42	$0.46	$2.07	$1.78